Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130993

PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus Dated January 12, 2006 and Prospectus Supplements Dated June 7, June 21, June 29, July 19, August 6 and August 20, 2007)

10,417,253 Shares
Common Stock

This prospectus supplement supplements the prospectus dated January 12, 2006 and the prospectus supplements dated June 7, June 21, June 29, July 19, August 6 and August 20, 2007 relating to the offer and sell from time to time of up to 10,417,253 shares of common stock of The Macerich Company by the selling stockholders named therein.  This number of shares includes 191,263 shares held by selling stockholders that were acquired upon redemption of Units of The Macerich Partnership, L.P. and 10,225,990 shares constituting the maximum number of shares of our common stock that could be issued upon conversion of $950,000,000 aggregate principal amount of our 3.25 % Convertible Senior Notes due 2012 (the “Notes”), subject to certain adjustments.

Investing in the common stock involves risks.  See “Risk Factors” beginning on page S-2 of the prospectus supplement dated June 7, 2007.

We will not receive any proceeds from the sale by the selling stockholders of the common stock.  We will pay all expenses of the registration of the common stock and certain other expenses.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2007.

The information appearing under the heading “Selling Stockholders” in the prospectus supplement dated June 7, 2007 and in the prospectus supplements dated June 21, June 29, July 19, August 6 and August 20, 2007 is hereby supplemented and, as appropriate, amended by the following information.  The number of shares of our common stock indicated for the listed selling stockholders may be in excess of the 10,417,253 shares to which this prospectus relates due to sales or transfers by selling stockholders of the Notes in transactions exempt from the registration requirements under the Securities Act of 1933 after the date on which the selling stockholders provided us with information regarding their holdings of Notes.

Selling Stockholder	Shares Prior to the Offering	Shares Available for Sale Under this Prospectus Supplement	Shares After Completion of the Offering(1)

Advent Enhanced Phoenix	53,821	53,821	0
Argent Classic Convertible Arbitrage Fund Ltd.(2)	63,293	63,293	0
Argent Classic Convertible Arbitrage Fund L.P.(2)	4,736	4,736	0
Argent Classic Convertible Arbitrage Fund II, L.P.(2)	1,184	1,184	0
Argentum Multi-Strategy Fund Ltd – Classic(2)	753	753	0
Argentum Multi-Strategy Fund 1 LP – Classic(2)	322	322	0
Fore Convertible Master Fund Ltd.	4,983	4,983	0
Fore ERISA Fund Ltd.	398	398	0
HFR CA Global Select Master Trust Account(2)	2,260	2,260	0
HFR RVA OP Master Trust	7,502	7,502	0
Institutional Benchmark Series	4,241	4,241	0
Investcorp Interlachen Multi-Strategy Master Fund Limited (3)	10,764	10,764	0
Lehman Brothers Inc. (4)	96,877	96,877	0
Raytheon Enhanced Master Pension Trust Fund	24,789	24,789	0
UBS AG London FBO WCBP (5)	411,669	376,747	34,922
Xavex Convertible Arbitrage 10 Fund(2)	6,027	6,027	0

(1)                               Assumes all shares available for sale under this prospectus supplement are sold.

(2)                               Nathanial Brown and Robert Richardson have been identified by the selling stockholder as the persons who exercise voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(3)                               Interlachen Capital Group LP is the trading manager of the selling stockholder and has voting and investment discretion over securities held by the selling stockholder.  Andrew Fraley, in his role as Chief Investment Officer of Interlachen Capital Group LP, has voting control and investment discretion over securities held by the selling stockholder.  Andrew Fraley disclaims beneficial ownership of the securities held by the selling stockholder.  Investcorp Investment Advisers Limited, a manager of the selling stockholder and an SEC registered investment adviser, is under common control with N. A. Investcorp LLC, an NASD member broker-dealer who is not participating in the sale of the shares held by the selling stockholder.  The selling stockholder has stated that it acquired beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(4)                               The selling stockholder has identified itself as a registered broker-dealer and, accordingly, may be considered an underwriter under this prospectus supplement.

(5)                               The selling stockholder has stated that it is an affiliate of UBS Securities LLC, a registered broker-dealer, and that it acquired beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.